INTERNATIONAL URANIUM CORPORATION

July 31, 2006
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W., Mail Stop 7010
Washington, D.C.
20549
VIA Facsimile: 1-202-772-9368

Attention:	Jill S. Davis, Branch Chief
Jonathan Duersch

Re:	International Uranium Corporation
File Number 0-24443
Form 20-F for the Fiscal Year Ended September 30, 2005
SEC Comment Letter Dated April 10, 2006 and July 6, 2006
Dear Ms. Davis and Mr. Duersch:
As discussed by conference call on July 27, 2006, we provide the following information for your review in response to the subject letter dated July 6, 2006.
Financial Statements
General
1.	SEC Comment:

Please include your acknowledgements in your next response letter, as previously requested, to the items as set-forth in the paragraphs following our comments.

Company Response:

Please refer to the end of this letter for our acknowledgements as requested.
Note 5 Long Term Investments, page F-11
2.	SEC Comment:

We note your response to prior comment one and continue to believe that further revision to your disclosure is necessary regarding your write-down of your mineral properties. Although we note your disclosure in your management’s discussion and analysis, we are unable to agree that such disclosure appropriately substitutes for the required note disclosures to your stand alone financial statements. As previously requested, please expand your note disclosures to include the required information set forth in paragraph 24 of Section 3063 of the CICA Handbook, including a description of the impaired long-lived asset and the facts and circumstances leading to the impairment, such as the factors leading to your conclusion that you would no longer pursue the option on the Shiveen Gol Property. Additionally, indicate the method or methods for determining fair value of the impaired long-lived asset, for example quoted market price, prices for similar assets, or a description of another valuation technique used.

Company Response:

We noted in our previous response letter that the SEC’s comment has been addressed on a go-forward basis in the Company’s most recently released interim consolidated financial statements for the six months ended March 31, 2006 filed with the SEC under Form 6-K.

As discussed at our conference call, we confirm that the Company’s disclosures will continue to address this comment as required for all future filings with the SEC, including the Company’s Form 20-F filings.

On the last issue raised by the SEC, the fair value determination of the impaired mineral properties was based on the fact that no further exploration work was planned and that there was no intention to renew the properties as required annually. We also confirm that there were no parties interested in acquiring an interest in the impaired mineral properties. Accordingly, the Company determined the fair value of the impaired mineral properties to be Nil. Subsequent to the year-end, the licenses relating to these properties were allowed to lapse and all rights associated with these properties were forfeited.
Note 24 Material Differences Between Canadian and U.S. GAAP, page 24
3.	SEC Comment:

We note your response to prior comment two and are unable to agree with your conclusion that the exchange of your Mongolian exploration properties for an additional interest in Fortress is within the scope of APB 29. In this regard paragraph 4.e of APB 29 specifically scopes out a transfer of assets to an entity in exchange for an equity interest in that entity. Please contact us at your earliest convenience to discuss.

Company Response:

Our response to prior comment number three noted that the release of SFAS 153 was not applicable to the Fortress transaction. This conclusion was based on the effective date of SFAS 153 which was for fiscal periods beginning after June 15, 2005. SFAS 153 also permitted an earlier adoption beginning after the date of SFAS 153 which was December 2004. Since the Fortress transaction occurred on June 23, 2004, we concluded that SFAS 153 did not apply to this transaction.

The relevance of this information is that paragraph 4(e) of APB 29 was added, among other amendments, as a result of the release of SFAS 153. Paragraph 4(e) or an equivalent requirement under APB 29 did not exist prior to the SFAS 153 release.

As discussed at our conference call, since we concluded that SFAS 153 did not apply to this transaction, its addition of paragraph 4(e) to APB 29 would not apply as well.
As requested, we provide the following acknowledgement in connection with this letter filed with the Commission:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
We trust that the foregoing responses adequately address the comments raised by the SEC. The undersigned would be pleased to address any questions that may arise from the foregoing information or any further comments that may arise during the SEC review.
Sincerely,
INTERNATIONAL URANIUM CORPORATION
/s/ Mark Katsumata
Mark Katsumata
Chief Financial Officer

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